Exhibit 99.4

ADVISORY AND PROPERTY MANAGEMENT MATTERS AGREEMENT

This Advisory and Property Management Matters Agreement (this “Agreement”) is made and entered into as of January 22, 2013 (the “Execution Date”), by and between Cole REIT Advisors II, LLC, a Delaware limited liability company (the “Advisor”), Cole Realty Advisors, Inc. (f/k/a Fund Realty Advisors, Inc.), an Arizona corporation (the “Property Manager” and together with the Advisor, the “Advisor Parties”), Cole Credit Property Trust II, Inc., a Maryland corporation (the “Company”), and Cole Operating Partnership II, LP, a Delaware limited partnership (the “Company OP,” and together with the Company, the “Company Parties”). The Advisor, the Property Manager, the Company and the Company OP are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

A. The Advisor and the Company are parties to that certain Amended and Restated Advisory Agreement dated September 16, 2005, as amended (the “Advisory Agreement”), pursuant to which the Advisor renders certain services to the Company in connection with the operation of the Company’s business pursuant to the terms of the Advisory Agreement. Any capitalized term not otherwise defined herein shall have the meaning given such term in the Advisory Agreement.

B. The Property Manager, the Company and Company OP are parties to that certain Amended and Restated Property Management and Leasing Agreement dated as of September 16, 2005, as amended (the “Property Management Agreement” and together with the Advisory Agreement, the “Advisory and Property Management Agreements”).

C. Contemporaneously with the entry into of this Agreement, the Company has entered into that certain Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), with, inter alia, Spirit Realty Capital, Inc., a Maryland corporation (“Spirit”), pursuant to which Spirit will merge with and into the Company (the “Merger”), with the Company surviving the merger (the “Surviving Corporation”), but with the management of Spirit continuing as the management of the Surviving Corporation following the Closing (the “Spirit Management”).

D. The Parties desire to, among other things, (i) provide for the relinquishment and waiver by the Advisor Parties of the right to receive certain fees under the Advisory Agreement on the terms set forth in this Agreement, (ii) provide for certain obligations and agreements of the Advisor from the date hereof until the effective time of the Merger (the “Closing”) and (iii) provide for certain additional obligations and agreements among the Parties following the Closing.

E. In addition, the Parties desire to terminate the Advisory and Property Management Agreements effective as of the Closing, subject to the terms and conditions set forth herein.

AGREEMENT

NOW THEREFORE, in consideration of the premises herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Representations and Warranties. Each Party represents and warrants that:

(a) Such Party has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, in each case to the extent applicable to such Party;

(b) The execution and delivery of this Agreement by such Party has been duly and validly authorized by all necessary action and no other consents or other actions are necessary to authorize this Agreement or consummate the transactions contemplated hereby;

(c) This Agreement has been duly executed and delivered and assuming due authorization, execution and delivery by the other Parties, constitutes a legally valid and binding obligation of such Party enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law);

(d) The execution and delivery of this Agreement by such Party, does not, and the performance of such Party’s obligations hereunder (subject to obtaining of the Cole Lender Consents (as such term is defined in the Merger Agreement), will not, (i) conflict with or violate the organization documents of such Party, (ii) require any consent or approval of any third party, or (iii) result in any breach or default (with or without notice or the lapse of time or both) of any note, bond, debt instrument, indenture, contract, agreement, license, permit or other legally binding obligation to which such Party is a party, except for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on such Party and its subsidiaries (taken as a whole); and

(e) Except for the Advisory and Property Management Agreements and the Amended and Restated Agreement of Limited Partnership of Company OP, dated as of September 16, 2005, as amended, there are no other contracts or agreements (whether written or oral) between any of the Company Parties or their subsidiaries, on the one hand, and either of the Advisor Parties, on the other hand.

2. Advisory and Property Management Agreements. The Parties acknowledge and agree that (i) from the Execution Date through the Closing (the “Interim Period”), the Advisory and Property Management Agreements shall continue in full force and effect in accordance with their respective terms, except to the extent specifically agreed to by the Advisor Parties and the Company Parties in this Agreement, and (ii) the Advisory and Property Management Agreements shall terminate effective as of the Closing without any further notice or action by any Party.

3. Interim Period. The Advisor Parties hereby agree, during the Interim Period, to use their reasonable best efforts to perform their duties under the Advisory and Property Management Agreements, as applicable, in a manner so as to cause the Company and the subsidiaries of the Company to perform the Company Parties’ covenants, agreements and other obligations under the Merger Agreement, including (i) obtaining the Cole Lender Consents and Spirit Lender Consents (as each such term is defined in the Merger Agreement), (ii) assisting with any Debt Financing (as defined in the Merger Agreement), (iii) complying, subject to Section 7.3 of the Merger Agreement, with the restrictions related to Cole Acquisition Proposals (as defined in the Merger Agreement), and (iv) satisfying the conditions to the Closing contained in Article 8 of the Merger Agreement. The Advisor Parties also hereby acknowledge the provisions of Section 6.1 of the Merger Agreement and agree that, during the Interim Period, they will use their reasonable best efforts to perform their duties under the Advisory and Property Management Agreements, as applicable, in a manner such that the Company Parties shall not be in violation of Section 6.1 of the Merger Agreement. For purposes hereof, “Representative” means, with respect to any person, such person’s directors, officers, employees, consultants, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), managers, sponsors, agents and other representatives.

4. Turnover of Books and Records. The Advisor Parties agree to turn over to the Spirit Management the Books and Records as promptly as is reasonably practicable following the Closing at a place designated by Spirit Management. For purposes of this Agreement, “Books and Records” means all of the books, records, files, data and information, whether in hard copy or digital format, including, without limitation, organizational documents, leases, debt related documents, title policies, environmental reports, financial and accounting records, Tax records, credit and collection records, budgets, budget forecasts, correspondence and miscellaneous records with respect to tenants and all other general correspondence, in each case relating to the Company, a subsidiary of the Company or their respective businesses; provided, that Books and Records shall not include, and the Advisor Parties shall not provide, (i) any pre-acquisition investment recommendations with respect to any properties that contain proprietary modeling by the Advisor Parties and (ii) any property-level working files of any officer, employee or contractor of the Advisor Parties that are duplicative, or contain preliminary drafts, of items otherwise turned over to Spirit Management pursuant to this Section 4. The Advisor Parties agree to provide to the Spirit Management and the Surviving Corporation such other information related the Company, a subsidiary of the Company or their respective businesses as reasonably requested by the Spirit Management or the Surviving Corporation, subject to Section 7 hereof.

5. Expenses and Fees.

(a) The Parties hereby agree that the Asset Management Fee payable pursuant to Section 3.01(a) of the Advisory Agreement, calculated in a manner consistent with the past practice of the Parties, shall continue to be paid during the Interim Period, provided that the Asset Management Fee for the month in which the Closing occurs shall be pro-rated based on the number of days in such month that have elapsed prior to, but excluding, the date on which the Closing occurs compared to the total number of days in such month.

(b) The Advisor Parties hereby waive the right to receive, and the Company Parties hereby agree not to make, payment of any Acquisition and Advisory Fees, Real Estate Commissions, Subordinated Share of Net Sale Proceeds, Subordinated Incentive Listing Fees, or Finance Coordination Fees pursuant to Sections 3.01(b), 3.01(c), 3.01(d), 3.01(e), or 3.01(g) of the Advisory Agreement with respect to the Merger and the other transactions contemplated by the Merger Agreement (including the Listing contemplated by the Merger Agreement) and with respect to any equity or debt financing transaction that occurs in connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement. For the avoidance of doubt, subject to Section 3 hereof and Section 6.1 of the Merger Agreement, nothing contained in this Section 5(b) shall serve as a waiver of the payment of any Acquisition and Advisory Fees, Real Estate Commissions or Finance Coordination Fees pursuant to Sections 3.01(b), 3.01(c) or 3.01(g) of the Advisory Agreement, calculated in a manner consistent with the past practice of the Parties, with respect to any acquisition, sale, financing or refinancing conducted during the Interim Period in compliance with the terms and conditions of Section 6.1 of the Merger Agreement and not (i) occurring in connection with the consummation of the Merger and the transactions contemplated by the Merger Agreement and (ii) with respect to any equity or debt financing transaction that occurs in connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

(c) The Parties hereby agree that Section 3.01(f) of the Advisory Agreement shall not apply with respect to the Surviving Corporation following consummation of the Merger.

(d) The Advisor Parties hereby waive the right to receive, and the Company Parties hereby agree not to make, payment of any fees or Performance Fees (including through the conversion into Shares) pursuant to Sections 4.03(b), 4.03(c) and 4.03(d) of the Advisory Agreement in connection with the termination of the Advisory Agreement pursuant to Section 2(ii) of this Agreement or otherwise with respect to the Merger and the other transactions contemplated by the Merger Agreement (including the Listing contemplated by the Merger Agreement).

(e) The Parties agree that (i) the expenses paid or incurred by the Advisor covered by Section 3.02 of the Advisory Agreement, calculated in a manner consistent with the past practice of the Parties, shall continue to be directly paid or reimbursed by the Company in accordance with the terms thereof, and (ii) the costs and expenses covered by Article IV and Section 5.4 of the Property Management Agreement, calculated in a manner consistent with the past practice of the Parties, shall continue to be paid or reimbursed by Owner (as defined in the Property Management Agreement) in accordance with the terms thereof.

(f) The Parties hereby agree that the following fees payable pursuant to the Property Management Agreement shall continue to be paid during the Interim Period: (i) Management Fees (as defined in the Property Management Agreement) payable pursuant to Section 5.1 of the Property Management Agreement, calculated in a manner consistent with the past practice of the Parties; provided, that Management Fees for the month in which the Closing occurs shall be pro-rated based on the number of days in such month that have elapsed prior to, but excluding, the date on which the Closing occurs compared to the total number of days in such month, (ii) fees payable with respect to assisting with planning and coordinating the construction of any tenant-paid finish-out or improvements pursuant to the last sentence of Section 5.1 of the Property Management Agreement, calculated in a manner consistent with the past practice of the Parties, and (iii) Leasing Fees (as defined in the Property Management Agreement) payable pursuant to Section 5.2 of the Property Management Agreement, calculated in a manner consistent with the past practice of the Parties.

(g) Promptly following termination of the Property Management Agreement (and in any event within five (5) business days of such termination), the Surviving Corporation shall pay to the Property Manager, or cause Owner to pay, all amounts then due and owing to the Property Manager under the Property Management Agreement (after taking into account the provisions of Section 5 hereof). Promptly following termination of the Advisory Agreement (and in any event within five (5) business days of such termination), the Surviving Corporation shall pay to the Advisor all amounts then due and owing to the Advisor under the Advisory Agreement (after taking into account the provisions of Section 5 hereof).

6. Obligation to Assist in Litigation.

(a) During the Interim Period, the Advisor Parties agree to assist and cooperate with the Company and its Representatives in accordance with the terms of the Advisory and Property Management Agreements with respect to (i) any litigation related to the Company or its subsidiaries or otherwise arising out of or in connection with the Merger Agreement, and (ii) any other complaints, investigations, audits or other similar activities pertaining to the Company, at no additional cost or expense.

(b) From and after the Closing Date, the Advisor Parties agree to use commercially reasonable efforts to assist and cooperate with the Surviving Corporation and its Representatives with respect to (i) any pending or future litigation related to the Company or its subsidiaries or otherwise arising out of or in connection with the Merger Agreement, and (ii) any other complaints, investigations, audits or other similar activities pertaining to the Company and/or the subsidiaries of the Company relating to the period prior to the Closing. The fees payable to the Advisor Parties for such services will be negotiated by the Advisor Parties and the Surviving Corporation in good faith. For any such fees and expenses, the Advisor Parties will submit to the Company billing statements on a monthly basis showing fees separate from expenses and other reimbursable charges.

7. Transition Services.

(a) Following the Closing for a period of one year, the Advisor and the Property Manager will make available, at reasonable times and upon reasonable request, to the Surviving Corporation and its Representatives, at the Surviving Corporation’s expense with respect to third-party fees and expenses actually incurred by the Advisor Parties, its Representatives with knowledge of the business of the Company and the subsidiaries of the Company to assist the Surviving Corporation in the transition of the business and introductions to third parties doing business with the Surviving Corporation.

(b) The Advisor Parties agree to negotiate in good faith with the Surviving Corporation to provide additional services to the Surviving Corporation after the Closing with such scope, time periods and costs as may be mutually agreed to by the Advisor Parties and the

Surviving Corporation. Without limiting the generality of the foregoing, the Property Manager will provide to the Surviving Corporation the services provided for under the Property Management Agreement upon request with respect to properties to be specified by the Surviving Corporation, for the fees and expenses, and otherwise on the terms, provided for in the Property Management Agreement.

(c) Each of Spirit, the Company Parties and the Advisor Parties shall appoint a point of contact for communications relating to this Agreement. The Spirit appointee (who shall also serve as the appointee of the Surviving Corporation) shall initially be Peter Mavoides. The Company Parties appointee (who shall cease to serve as the appointee of the Company Parties upon the consummation of the Merger) shall initially be Mark Selman. The Advisor Parties appointee shall initially be Mitchell Sabshon.

8. Consent. The Advisor is the sole limited partner of Company OP. The Advisor consents to the Partnership Merger (as defined in the Merger Agreement) and agrees to the exchange of each of the Advisor’s limited partnership interests in Company OP for an equal number of shares of Cole Common Stock (as defined in the Merger Agreement).

9. Termination of this Agreement. In the event that the Merger Agreement shall be terminated in accordance with the terms of Article 9 thereof prior to the Closing, this Agreement shall terminate, be rendered null and have no further force and effect and the Advisory and Property Management Agreements in place between the Parties shall continue in accordance with the terms thereof without the effect of any of the terms of this Agreement.

10. Indemnification.

(a) The Parties hereby agree that during the Interim Period, the Advisor Parties shall be indemnified and held harmless by the Company Parties for any services provided or actions taken by the Advisor Parties hereunder in accordance with the terms of Article V of the Advisory Agreement and Section 6.5 of the Property Management Agreement.

(b) From and after the Closing, the Surviving Corporation shall, to the fullest extent permitted by applicable law, exculpate, indemnify, defend and hold harmless each of the Advisor Parties and their respective Affiliates, directors, officers, employees, managers, shareholders, partners, members, agents and representatives (each, an “Indemnitee”) against any and all losses, claims, damages, liabilities, costs, expenses, judgments, fines, penalties and amounts paid in settlement (including, without limitation, all interest, assessments and other charges paid or payable in connection with or in respect of any thereof and reasonable attorneys’ fees) (collectively, “Claims”) resulting from, arising under, or related to the performance of any services by the Advisor Parties pursuant to this Agreement, provided, that an Indemnitee’s right to indemnification from the Surviving Corporation shall not apply to acts or omissions determined by a court of competent jurisdiction to have been attributable to an Indemnitee’s gross negligence, fraud or willful misconduct. At any time from and after the Closing, prior to the final disposition of any Claim with respect to which any Indemnitee may be entitled to indemnification hereunder, the Surviving Corporation shall pay to the Indemnitee an amount equal to all expenses of said Indemnitee incurred in the defense of said Claim, in advance of such final disposition and as such expenses are incurred, so long as the Surviving Corporation has received a written undertaking to repay to the Surviving Corporation the amount so advanced if it shall be determined by a court of competent jurisdiction that said Indemnitee was not entitled to indemnification hereunder.

11. Governing Law. This Agreement shall be construed and enforced according to, and the legal relations between the Parties shall be governed by, the laws of the State of Arizona.

12. Preparation of Agreement. All Parties participated in negotiating and drafting this Agreement and this Agreement shall not be construed more favorable toward any Party as a result of any other party’s participating and drafting or production of this Agreement.

13. Attorneys’ Fees. In any action or proceeding by, between or among any of the Parties regarding this Agreement or its enforcement, the prevailing Party or Parties in such action or proceeding shall be entitled to collect and recover from the non-prevailing Party or Parties all costs of such action or proceeding incurred by such prevailing party or parties, including, but not limited to, reasonable attorneys’ fees and costs through all levels of proceedings, including appeals.

14. Entire Agreement. This Agreement, together with the Advisory and Property Management Agreements, represents the entire agreement between the Parties and Spirit relating to the subject matter hereof, and there are no oral or parole agreements, representations or inducements between the Parties and Spirit relating thereto that are not expressly set forth herein and covered hereby. It is expressly agreed that all prior agreements, discussions and negotiations among any other Parties and Spirit hereto are hereby merged into this Agreement, taken together with the Advisory and Property Management Agreements. In the event of a conflict between the terms of the Advisory and Property Management Agreements and this Agreement, the terms of this Agreement shall control. Furthermore, this Agreement may not be modified except by a written agreement signed by all Parties and by Spirit.

15. Binding Agreement. This Agreement shall be binding upon the Parties hereto and their respective heirs, legal and personal representatives, successors and assigns.

16. Counterparts and Facsimile Execution. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. A facsimile of this Agreement and any signatures thereon shall be considered as originals for all purposes.

17. Third Party Beneficiaries. Spirit (and following the Merger, the Surviving Corporation) is expressly a third party beneficiary of this Agreement and is entitled to enforce any rights and obligations of the Parties with respect hereto. From and after the Closing, each of the Indemnitees is an express third party beneficiary of the indemnification provisions contained in Section 10(b) of this Agreement. Except as set forth in this Section 17, this Agreement is not intended to confer upon any Person other than the Parties hereto any rights or remedies.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed, sealed and delivered all as of the day, month and year first above written.

COLE REALTY ADVISORS INC.,
an Arizona corporation

By:	/s/ John M. Pons
Name:	John M. Pons
Title:	Executive Vice President

COLE REIT ADVISORS II, LLC, a
Delaware limited liability company

By:	/s/ John M. Pons
Name:	John M. Pons
Title:	Executive Vice President

COLE CREDIT PROPERTY TRUST II,
INC., a Maryland corporation

By:	/s/ Kimberly J. Smith
Name:	Kimberly J. Smith
Title:	Assistant Secretary

COLE OPERATING PARTNESHIP II, LP,
a Delaware limited partnership

By: Cardinal Credit Property Trust II, Inc.,its general partner

By:	/s/ Kimberly J. Smith
Name:	Kimberly J. Smith
Title:	Assistant Secretary

AS EXPRESS THIRD PARTY BENEFICIARY:

SPIRIT REALTY CAPITAL, INC., a Maryland corporation

By:	/s/ Peter M. Mavoides
Name:	Peter M. Mavoides
Title:	President and COO